👑 Basquiat is back: our biggest offering of '24 Inbox ×

Anthony DeSimone, Masterworks <adesimone@masterworks.com>
to rluu

MASTERWORKS

AVAILABLE NOW

BASQUIAT


NOT K
JAZZ

INVEST NOW

Basquiat > S&P 500

By more than 2x when comparing Sharpe Ratios ('95-'23)[1]

96.0%

Percentage of time that Basquiat works have appreciated when returning to auction ('95-'23)

~$1 Billion

in auction sales since 2019*

INVEST NOW

*Basquiat totaled $972M, without buyer's premiums, at public auction ('19-'24)

This communication is brought to you by Masterworks Administrative Services. The content is not intended to provide legal, tax, or investment advice.

The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for Banksy has a risk-adjusted appreciation of 1.39. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

Masterworks is "testing the waters" under Regulation A under the Securities Act of 1933. Masterworks can only make sales after an offering statement has been filed, and "qualified" by, the Securities and Exchange Commission. As such, no offer consideration is currently being solicited or accepted and any such offers may be withdrawn or revoked, without obligation, at any time before notice of SEC acceptance. An indication of interest involves no obligation. You must read the offering documents and additional information filed with the SEC here before investing.

Art sales price data used for comparative modeling only. Each painting is unique and historical price trends of selected artwork groups are not a direct proxy for historical price performance of any specific painting or investment. Data is subject to change as new artist/art market, recent sales figures, and market condition information becomes available and could be misrepresentative. Data represents whole art and is not comparative of an investment into our offerings which includes fees and expenses.

Masterworks is not registered, licensed or supervised as a broker-dealer by the SEC or the Financial Industry Regulatory Authority (FINRA). Change your email preferences by logging into your account.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281